                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*

                           Genovese Drug Stores, Inc.
                                (Name of Issuer)

                 Class A Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                    372442202
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

--------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.                               13G            Page   2   of   8   Pages
372442202

     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Donald W. Gross

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)/ /
                                                                          (b)/ /

     3      SEC USE ONLY

     4      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

               NUMBER OF                     5        SOLE VOTING POWER

                 SHARES                                        0

              BENEFICIALLY

                OWNED BY                     6        SHARED VOTING POWER

                  EACH                                          354,201

               REPORTING                     7        SOLE DISPOSITIVE POWER

              PERSON WITH                                       0

                                             8        SHARED DISPOSITIVE POWER

                                                                354,201


     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            354,201

    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*

                                                                             / /

    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            4.7%

    12      TYPE OF REPORTING PERSON*

            IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1745 (2/92)                 Page 2 of 8 pages
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CUSIP No.                              13G             Page   3   of   8   Pages
372442202

     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Marie A. Gross

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)/ /
                                                                          (b)/ /

     3      SEC USE ONLY

     4      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

               NUMBER OF                     5        SOLE VOTING POWER

                 SHARES                                        0

              BENEFICIALLY

                OWNED BY                     6        SHARED VOTING POWER

                  EACH                                         354,201

               REPORTING                     7        SOLE DISPOSITIVE POWER

              PERSON WITH                                      0

                                             8        SHARED DISPOSITIVE POWER

                                                               354,201

                                             7        SOLE DISPOSITIVE POWER

                                                               0

                                             8        SHARED DISPOSITIVE POWER

                                                               354,201

     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            354,201

    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*

                                                                             / /

    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            4.7%

    12      TYPE OF REPORTING PERSON*

            IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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ITEM 1(a).        NAME OF ISSUER:

                  Genovese Drug Stores, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  80 Marcus Drive
                  Melville, NY  11747

ITEM 2(a).        NAME OF PERSON FILING:

                  Donald W. Gross and Marie A. Gross

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  80 Marcus Drive
                  Melville, NY  11747

ITEM 2(c).        CITIZENSHIP:

                  United States of America

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Class A Common Stock, par value $1.00 per share

ITEM 2(e).        CUSIP NUMBER:

                  372442202

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable

ITEM 4.           OWNERSHIP.

                  (a)      AMOUNT BENEFICIALLY OWNED:

                           Not applicable

                  (b)      PERCENT OF CLASS:

                           Not applicable

                  (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i)      SOLE POWER TO VOTE OR TO DIRECT THE VOTE

                           Not applicable

                  (ii)     SHARED POWER TO VOTE OR TO DIRECT THE VOTE

                           Not applicable

                  (iii)    SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                           Not applicable

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                  (iv)     SHARED POWER TO DISPOSE OR TO DIRECT THE
                           DISPOSITION OF

                           Not applicable

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  This statement is being filed to report the fact that, as of the date hereof, the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Issuer's Class A Common Stock, par value $1.00 per share.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                  ANOTHER PERSON.

                  Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable

ITEM 10.          CERTIFICATION.

                  Not applicable

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      February 24, 1998
                                                    -----------------------
                                                            (Date)

                                                     /s/ Donald W. Gross
                                                    -----------------------
                                                         (Signature)

                                                       Donald W. Gross
                                                    -----------------------
                                                        (Name/Title)

                                                     /s/ Marie A. Gross
                                                    -----------------------
                                                         (Signature)

                                                       Marie A. Gross
                                                    -----------------------
                                                          (Name/Title)

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          ANNEX A TO SCHEDULE 13G OF DONALD W. GROSS AND MARIE A. GROSS

The aggregate number of shares shown as beneficially owned by the Reporting Persons includes the effect of a 10% stock dividend paid in January 1998.

Of the aggregate number of shares shown as beneficially owned by the Reporting Persons, 289,444 are beneficially owned in the form of the Issuer's Class B Common Stock, par value $1.00 per share, which class is not registered as a class of equity securities under the Securities Act of 1933, and which shares can be converted within 60 days into an equal number of shares of the Issuer's Class A Common Stock.

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                                INDEX TO EXHIBITS

Exhibit No.                                                                 Page

         99.1*             Agreement to Joint Filing                         8

*Filed as Exhibit 99 pursuant to EDGAR rules.